

Mail Stop 7010

October 23, 2007

Via U.S. mail and facsimile

Mr. John L. Sullivan III
Vice President and Chief Financial Officer
The Eastern Company
112 Bridge Street
Naugatuck, CT 06770

      RE: Form 10-K for the fiscal year ended December 30, 2006
            File No. 000-00599

Dear Mr. Sullivan:

      We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 30, 2006

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Business

2. We note your disclosure on page 33 that one customer accounted for approximately 29% of total accounts receivable as of December 30, 2006 and your disclosure on page 50 that 15% of consolidated net sales in 2006 were made to a single significant customer. Please revise the Business section of your filing to disclose both the names of significant customers for each period presented along with the percentage sales you had to each of these significant customers in each period. See Item 101(c)(1)(vii) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Sources of Capital, page 23

3. We note from your disclosures on page 24 that capital expenditures are expected to approximate $4.5 - $5.5 million in 2007. However, you do not disclose any purchase obligations or capital project commitments for 2007 in your contractual obligations table on page 25. Please either revise your filing to correct this potential discrepancy or confirm to us that the difference between the two figures represents planned projects for which no purchase commitments or contracts were entered into as of December 30, 2006.

Tabular Disclosure of Contractual Obligations, page 25

4. Please revise your table of contractual cash obligations to include the estimated payments under interest rate swaps. Alternatively, if these payments are included in the line item titled, "estimated interest on long-term debt and capital lease obligations", please revise to indicate that fact and disclose any assumptions you made to derive the amount of estimated interest, including payments under interest rate swaps.

Consolidated Financial Statements

Consolidated Statements of Comprehensive Income, page 29

5. Please revise your filing to exclude the $1.3 million adjustment related to the initial adoption of SFAS 158 from your computation of other comprehensive income (loss). See paragraphs A6 and A7 of SFAS 158.

<u>Consolidated Statements of Shareholders' Equity, page 30</u>

6. Please revise your statement of shareholders' equity to include a column for accumulated other comprehensive income and a totals column. See Rule 3-04 of Regulation S-X.

<u>Note 5 – Debt, page 39</u>

7. It appears from your disclosures on pages 39 and 40 that you modified your Loan Agreement with Bank of America in August 2005 and again in September 2006. Please tell us in detail how you considered the provisions of EITF 96-19 (including paragraph 1f) in determining the accounting treatment for each separate modification. Please revise your filing to describe how you accounted for any fees paid or received in connection with modifications, if applicable.

<u>Change In and Disagreements with Accountants on Accounting and Financial Disclosure</u>

<u>Controls and Procedures, page 56</u>

8. We note your disclosure on page 56 that your disclosure controls and procedures are "effective in timely alerting them [the CEO and CFO] to material information relating to the Company and its subsidiaries required to be included in the Company's periodic SEC filings". This is an incomplete definition of disclosure controls and procedures per Exchange Act Rules 13a-15(e) and 15d-15(e). Please revise your definition to clarify that disclosure controls and procedures also include controls and procedures designed to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. Alternatively, you may simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

Mr. John L. Sullivan III
The Eastern Company
October 23, 2007
Page 4

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        If you have any questions regarding these comments, please direct them to Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, to the undersigned at (202) 551-3769.

                                                        Sincerely,

                                                        Rufus Decker
                                                        Accounting Branch Chief